================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

/x/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995 (FEE REQUIRED)


                                       OR


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to _________
                         Commission file number 0-23008


               AMERICAN TELECASTING, INC. 401(K) RETIREMENT PLAN

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                             54-1486988
(State or other jurisdiction of incorporation or organization)     (I.R.S. Employer Identification No.)

         5575 TECH CENTER DRIVE, SUITE 300
         COLORADO SPRINGS, COLORADO                                              80919
         (Address of principal executive offices)                              (Zip Code)

        Registrant's phone number, including area code:  (719) 260-5533



================================================================================

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS:                                                                          PAGE
                                                                                               ----
  Report of Independent Public Accountants..............................................         1
  Statement of Net Assets Available for Benefits as of December 31, 1995................         2
  Statement of Net Assets Available for Benefits as of December 31, 1994 ...............         3
  Statement of Changes in Net Assets Available for Benefits for the year ended
    December 31, 1995...................................................................         4
  Notes to Financial Statements ........................................................         5

SCHEDULES:
  Assets Held for Investment Purposes...................................................         8
  Reportable Transactions...............................................................         9
  Schedules omitted because there were  no such items for the year ended December 31, 1995:
    Loans or Fixed Income Obligations
    Leases in Default or Classified as Uncollectible
    Nonexempt Transactions

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To American Telecasting, Inc. 401(K) Retirement Plan Investment Committee:

We have audited the accompanying statements of net assets available for benefits of American Telecasting, Inc. 401(K) Retirement Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Telecasting, Inc. 401(K) Retirement Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedules of assets held for investment purposes and reportable transactions do not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





Washington, D.C.
June 20, 1996

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1995

                                            ATI COMMON        BALANCED                    AGGRESSIVE      MONEY MARKET
                                            STOCK FUND          FUND      FOREIGN FUND    GROWTH FUND         FUND          TOTAL
ASSETS
Investments (at fair value):
  American Telecasting, Inc. Common
     Stock Fund..........................     $313,418        $     --      $     --        $     --        $     --      $313,418
  Balanced Fund..........................           --         134,717            --              --              --       134,717
  Foreign Fund...........................           --              --        87,526              --              --        87,526
  Aggressive Growth Fund.................           --              --            --         145,988              --       145,988
  Money Market Fund......................           --              --            --              --          57,781        57,781
                                             -------------------------------------------------------------------------------------
Total investments........................      313,418         134,717        87,526         145,988          57,781       739,430


Contributions receivable from American
  Telecasting, Inc. .....................       44,001          24,306        14,519          24,913           6,943       114,682

Due to/from other funds..................        9,486           3,283         1,356           4,004         (18,129)           --

Cash.....................................        5,620           2,969         5,475           3,545           1,021        18,630
                                             -------------------------------------------------------------------------------------

Total assets.............................      372,525         165,275       108,876         178,450          47,616       872,742

LIABILITIES
Payable to Plan participants.............       42,207          11,472         6,276          11,527           2,081        73,563
                                             -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS........     $330,318        $153,803      $102,600        $166,923        $ 45,535      $799,179
                                             =====================================================================================


   The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1994


                                             ATI COMMON       BALANCED                     AGGRESSIVE     MONEY MARKET
                                             STOCK FUND         FUND      FOREIGN FUND     GROWTH FUND        FUND           TOTAL
ASSETS
Investments (at fair value):
  American Telecasting, Inc. Common
     Stock Fund...........................     $43,419         $    --       $    --         $    --        $     --      $ 43,419
  Balanced Fund...........................          --          32,238            --              --              --        32,238
  Foreign Fund............................          --              --        24,398              --              --        24,398
  Aggressive Growth Fund..................          --              --            --          32,330              --        32,330
  Money Market Fund.......................          --              --            --              --          13,947        13,947
                                             -------------------------------------------------------------------------------------
Total investments.........................      43,419          32,238        24,398          32,330          13,947       146,332

Contributions receivable from American
  Telecasting, Inc. ......................       8,468           4,983         2,716           3,790             361        20,318

Due to/from other funds...................          81           4,515           336            (532)         (4,400)           --

Cash......................................       4,769           1,831         1,855           2,729             755        11,939
                                             -------------------------------------------------------------------------------------

Total assets..............................      56,737          43,567        29,305          38,317          10,663       178,589

LIABILITIES
Payable to American Telecasting, Inc. ....          --              --            --              --           1,152         1,152
                                             -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS.........     $56,737         $43,567       $29,305         $38,317        $  9,511      $177,437
                                             =====================================================================================


   The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                              ATI COMMON      BALANCED                      AGGRESSIVE      MONEY MARKET
                                              STOCK FUND        FUND      FOREIGN FUND      GROWTH FUND         FUND        TOTAL
ADDITIONS
Investment income:
  Net realized and unrealized appreciation
    in fair value of investments ............  $  41,892      $    427        $  2,427        $ 10,122       $    --       $ 54,868
  Interest ..................................         --            --              --              --         1,338          1,338
  Dividends .................................         --         3,921           3,840           4,575            --         12,336
                                               ------------------------------------------------------------------------------------
Total investment income .....................     41,892         4,348           6,267          14,697         1,338         68,542

Contributions:
  Participant ...............................    194,075        92,332          64,602         100,094        32,276        483,379
  American Telecasting, Inc. ................     44,001        24,306          14,519          24,913         6,943        114,682
                                               ------------------------------------------------------------------------------------
Total contributions .........................    238,076       116,638          79,121         125,007        39,219        598,061
                                               ------------------------------------------------------------------------------------

Total additions .............................    279,968       120,986          85,388         139,704        40,557        666,603

DEDUCTIONS
Benefits paid to participants ...............    (15,049)      (10,056)         (6,945)         (8,812)       (3,999)       (44,861)
                                               ------------------------------------------------------------------------------------

Net increases prior to interfund transfers ..    264,919       110,930          78,443         130,892        36,558        621,742
Interfund transfers .........................      8,662          (694)         (5,148)         (2,286)         (534)            --
                                               ------------------------------------------------------------------------------------
Net increase ................................    273,581       110,236          73,295         128,606        36,024        621,742

Net assets available for plan benefits at
  beginning of period .......................     56,737        43,567          29,305          38,317         9,511        177,437
                                               ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END
  OF PERIOD .................................  $ 330,318      $153,803        $102,600        $166,923       $45,535       $799,179
                                               ====================================================================================

   The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN

General. The American Telecasting, Inc. 401(K) Retirement Plan (the "Plan") is a defined contribution plan covering all eligible full-time employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions. Each year participants in the Plan may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Matching contributions by American Telecasting, Inc. ("ATI" or the "Company") are discretionary and are determined each year by the Company's Board of Directors. Such discretionary employer contributions are based upon the first 12 percent of pretax annual compensation that a participant contributes to the Plan.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of Company contributions and Plan earnings. Allocations of Plan earnings are based on participant account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 1995, forfeited balances that will be used to reduce future employer contributions totaled $1,633. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Investment Options. Upon enrollment in the Plan, a participant may direct employee contributions in five percent increments in any of five investment options. Participants may change their investment options quarterly.


# American Telecasting, Inc. Common Stock Fund -- Funds are invested in shares of ATI Common Stock. As of December 31, 1995, 222 participants had balances in this fund.
# Balanced Fund -- Funds are invested in the Fidelity Advisor Income & Growth Portfolio, which invests fixed-income and equity securities. As of December 31, 1995, 163 participants had balances in this fund.
# Foreign Fund -- Funds are invested in the MFS World Total Return Fund, which invests in foreign and domestic equity securities. As of December 31, 1995, 148 participants had balances in this fund.
# Aggressive Growth Fund -- Funds are invested in the AIM Constellation Fund, which invests in small to medium sized emerging growth companies and trading in securities in the short term. As of December 31, 1995, 193 participants had balances in this fund.
# Money Market Fund -- Funds are invested in the Alex. Brown Cash Reserve Fund, which invests in a diversified portfolio of money market instruments. As of December 31, 1995, 95 participants had balances in this fund.


Payment of Benefits. Upon death, disability, retirement or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual installments over the participant's remaining life expectancy. For account balances of $3,500 or less, a participant will receive the value of his or her account as a lump-sum distribution.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


NOTE 1 -- DESCRIPTION OF THE PLAN - CONTINUED

Taxation to Participants. Generally, under federal tax law, contributions made by the Company to the Plan and elective deferrals made by participants are not treated as taxable income to the participants. In addition, plan earnings are not subject to current taxation. Upon distribution of a participant's account, all contributions and earnings distributed are generally treated as taxable income. In addition, an excise tax may be imposed on participants for certain early distributions. The foregoing is intended only as a general summary of the federal tax laws applicable to qualified retirement plans, and should not be relied upon by an individual participant in determining his or her particular tax consequences. For further information, the Summary Plan Description (as described below) or the Plan Administrator should be consulted.

Summary Plan Description. The foregoing description of the Plan provides general information only. Participants should refer to the pamphlet, Summary Plan Description, for a more complete description of the Plan's provisions. Copies of the pamphlet are available from the American Telecasting, Inc. 401(K) Retirement Plan Investment Committee (the "Investment Committee").


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. ATI Common Stock is valued at its quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Payment of Benefits.  Benefits are recorded when paid.

Plan Administrative Costs. All administrative costs and expenses of the Plan are paid by the Company.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

NOTE 3 -- INVESTMENTS

         The fair value of the Plan's investments as of December 31, 1995 (all of which represent 5% or more of the Plan's net assets as of that date) are as follows:

                                                                                                       FAIR
                                                                                                       VALUE
                                                                                                     --------
     American Telecasting, Inc. Common Stock (21,615 shares)...............................          $313,418
     Fidelity Advisor Income & Growth Portfolio............................................           134,717
     MFS World Total Return Fund...........................................................            87,526
     AIM Constellation Fund................................................................           145,988
     Alex. Brown Cash Reserve Fund.........................................................            57,781
                                                                                                     --------
                                                                                                     $739,430
                                                                                                     ========

NOTE 4 -- PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 -- TAX STATUS

         The Internal Revenue Service has ruled (December 18, 1995) that the Plan and related trust, as designed, qualify under Section 401(a) of the Internal Revenue Code and are, therefore, not subject to tax under present income tax law.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                           December 31,
                                                                                    --------------------------
                                                                                      1995              1994
                                                                                    --------------------------
     Net assets available for benefits per the financial statements........         $ 799,179        $ 177,437
     Amounts allocated to withdrawing participants.........................           (33,090)          (1,152)
                                                                                    --------------------------
     Net assets available for benefits per the Form 5500...................         $ 766,089        $ 176,285
                                                                                    ==========================


         The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1995.

     Benefits paid to participants per the financial statements...............................       $ 44,861
     Amounts allocated to withdrawing participants
       at December 31, 1995...................................................................         33,090
     Amounts allocated to withdrawing participants at
       December 31, 1994......................................................................         (1,152)
                                                                                                     --------
     Benefits paid to participants per the Form 5500..........................................       $ 76,799
                                                                                                     ========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1995 but not yet paid as of that date.

                          AMERICAN TELECASTING, INC.
                            401(K) RETIREMENT PLAN

               ITEM 27A -- ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1995


   IDENTITY OF ISSUE, BORROWER,      DESCRIPTION OF                               CURRENT
      LESSOR OR SIMILAR PARTY          INVESTMENT              COST                VALUE
- -------------------------------------------------------------------------------------------
Common Stocks:
  American Telecasting, Inc.         Common Stock             $278,762            $313,418

Funds:
  Fidelity Advisor Income &
     Growth Portfolio                Mutual Fund         Not available(1)          134,717
  MFS World Total Return Fund        Mutual Fund         Not available(1)           87,526
  AIM Constellation Fund             Mutual Fund         Not available(1)          145,988
  Alex. Brown Cash Reserve Fund      Money Market Fund        $ 57,781              57,781
                                                                                  --------
                                                                                   426,012
                                                                                  --------

                                                                                  $739,430
                                                                                  ========

(1) Detailed cost records for mutual fund investments have not been maintained by the Plan's recordkeeper; accordingly, cost information is not available for presentation.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                      ITEM 27D -- REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                            CURRRENT
                                                                                                            VALUE OF
                                                                                                            ASSET ON     NET
                                                                     NUMBER OF                PURCHASE       TRANS-      GAIN
                                                                      TRANS-        SELLING  PRICE/COST      ACTION       OR
   IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSETS          ACTIONS        PRICE    OF ASSET        DATE      (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------
 Category (i) -- Single transactions in excess of 5 percent of Plan assets

 Alex. Brown and Sons, Inc.      2,000.0 shares of American
                                  Telecasting, Inc. Common Stock         1        $      --    $  19,753     $ 19,753     --
 Alex. Brown and Sons, Inc.      803.0 shares of American
                                  Telecasting, Inc. Common Stock         1               --        9,636        9,636     --
 Alex. Brown and Sons, Inc.      594.0 shares of American
                                  Telecasting, Inc. Common Stock         1               --        9,359        9,359     --
 Alex. Brown and Sons, Inc.      859.0 shares of American
                                  Telecasting, Inc. Common Stock         1               --       10,741       10,741     --
 Alex. Brown and Sons, Inc.      1,610.0 shares of American
                                  Telecasting, Inc. Common Stock         1           17,305            *       17,305      *
 Alex. Brown and Sons, Inc.      719.1 shares in the Fidelity
                                  Advisor Income & Growth
                                  Portfolio                              1               --       11,476       11,476     --

 Category (iii) -- Series of transactions in excess of 5 percent of plan assets

 Alex. Brown and Sons, Inc.      20,850.0 shares of American
                                  Telecasting Common Stock              55               --      260,594      260,594     --
 Alex. Brown and Sons, Inc.      3,169.0 shares of American
                                  Telecasting, Inc. Common Stock        10           37,388            *       37,388      *
 Alex. Brown and Sons, Inc.      7,120.3 shares in the Fidelity
                                  Advisor Income & Growth
                                  Portfolio                             53               --      112,998      112,998     --
 Alex. Brown and Sons, Inc.      790.1 shares in the Fidelity
                                  Advisor Income & Growth
                                  Portfolio                              8           12,184            *       12,184      *
 Alex. Brown and Sons, Inc.      6,174.7 shares in the MFS World
                                  Total Return Fund                     50               --       72,401       72,401     --
 Alex. Brown and Sons, Inc.      1,090.4 shares in the MFS World
                                  Total Return Fund                     10           12,421            *       12,421      *
 Alex. Brown and Sons, Inc.      5,043.9 shares in the AIM
                                  Constellation Fund                    52               --      111,588      111,588     --
 Alex. Brown and Sons, Inc.      648.6 shares in the AIM
                                  Constellation Fund                     9           13,871            *       13,871      *
 Alex. Brown and Sons, Inc.      Alex. Brown Cash Reserve Fund          69               --      599,499      599,499     --
 Alex. Brown and Sons, Inc.      Alex. Brown Cash Reserve Fund          88          557,003            *      557,003      *

There were no category (ii) or (iv) reportable transactions during 1995.

* Detailed cost records have not been maintained by the Plan's recordkeeper; accordingly, cost and related realized gain (loss) on sale information is not available for presentation.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         American Telecasting, Inc.
                                         401(K) Retirement Plan

                                         /s/ DAVID K. SENTMAN
                                         David K. Sentman, Trustee

Dated:  June 26, 1996

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION                         PAGE
- -------                       -------------------                         ----

 23.1             Consent of Independent Public Accountants